UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Hackett Group, Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404609109

(CUSIP Number of Class of Securities)

Frank A. Zomerfeld, Esq.

Executive Vice President, General Counsel and Secretary

The Hackett Group, Inc.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

(305) 375-8005

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

John B. Beckman, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by The Hackett Group, Inc., a Florida corporation (“Hackett” or the “Company”), on November 9, 2022 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase up to $120 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $23.50 nor less than $20.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated November 9, 2022 and the Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 13, 2022, Hackett issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on December 8, 2022. A copy of such press release is filed herewith as Exhibit (a)(5)(E) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)     Press release announcing the final results of the tender offer.

ITEM 12.	EXHIBITS

(a)(1)(A)*	Offer to Purchase, dated November 9, 2022.

(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, dated November 9, 2022.

(a)(1)(G)*	Frequently Asked Questions for Employees, dated November 9, 2022.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release, dated November 9, 2022, announcing the commencement of the tender offer.

(a)(5)(B)*	Press release, dated November 8, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 8-K dated November 8, 2022).

(a)(5)(C)*	Excerpted transcript of the Company’s earnings conference call on November 8, 2022.

(a)(5)(D)*	Press release announcing the preliminary results of the tender offer.

(a)(5)(E)**	Press release announcing the final results of the tender offer.

(b)	Third Amended and Restated Credit Agreement, dated November 7, 2022, among The Hackett Group, Inc., the material domestic subsidiaries of the Company named on the signature pages thereto and Bank of America, N.A., as lender (incorporated herein by reference to the Company’s Form 8-K dated November 8, 2022).

(d)(1)	The Company’s 1998 Stock Option and Incentive Plan (Amended and Restated as of February 12, 2020) (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (File No. 333-239306)).

(d)(2)	The Company’s Employee Stock Purchase Plan, as amended (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (File No. 333-108640)).

(d)(3)	Amendment to the Company’s Employee Stock Purchase Plan (incorporated herein by reference to the Company’s Form 10-K for the year ended December 30, 2005).

(d)(4)	Amendment to the Company’s Employee Stock Purchase Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (File No. 333-227215)).

(d)(5)	Form of Employment Agreement entered into between The Hackett Group, Inc. and each of Messrs. Fernandez, Frank and Knotts (incorporated herein by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-48123)).

(d)(6)	Form of Employment Agreement entered into between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 10-K for the year ended December 28, 2001).

(d)(7)	Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 10-Q dated November 10, 2004).

(d)(8)	Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 10-Q dated November 10, 2004).

(d)(9)	Employment Agreement dated August 1, 2007 between The Hackett Group, Inc. and Robert A. Ramirez (incorporated herein by reference to the Company’s Form 10-Q dated July 31, 2007).

(d)(10)	Second Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 8-K dated June 16, 2005).

(d)(11)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 8-K dated January 2, 2009).

(d)(12)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 8-K dated January 2, 2009).

(d)(13)	Fourth Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 10-K for the year ended December 30, 2016).

(d)(14)	Fourth Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 10-K for the year ended December 30, 2016).

(d)(15)	Stock Appreciation Right Agreement dated March 11, 2013 between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to the Company’s Form 10-K for the year ended January 1, 2016).

(d)(16)	Stock Appreciation Right Agreement dated March 11, 2013 between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to the Company’s Form 10-K for the year ended January 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

107*	Calculation of Filing Fee Table.

*	Previously filed on Schedule TO
**	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

The Hackett Group, Inc.

Dated: December 13, 2022	By:	/s/ Ted A. Fernandez
	Name:	Ted. A. Fernandez
	Title:	Chief Executive Officer and Chairman of the Board